UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: January 22, 2019

(Date of earliest event reported)

Alzamend Neuro, Inc.

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of
Incorporation or Organization)

3802 Spectrum Blvd., Suite #112C, Tampa, FL 33612

(Full mailing address of principal executive offices)

(844) 722-6333

(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value 0.0001 per share

Item 4	Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On January 18, 2019, our board of directors determined that it is in the best interests of Alzamend Neuro, Inc. to dismiss the Company’s former independent accounting firm, Marcum, LLP, (“Marcum”) and on January 18, 2019 appointed Squar Milner, LLP, (“SM”) as the Company’s independent accounting firm for the fiscal year ended April 30, 2018.

Marcum’s audit report on the Company’s financial statements for the fiscal year ended April 30, 2017 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to any uncertainty, audit scope or accounting principle.

During the fiscal year ended April 30, 2018, and through the subsequent date of dismissal, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference to the matter in their report. During the fiscal year ended April 30, 2018 and through the subsequent date of dismissal there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided Marcum with a copy of this Current Report on Form 1-U and requested that it provide the Company with a letter to addressed to the Securities and Exchange Commission (the “SEC”) indicating whether Marcum agrees with the disclosures contained herein and, if not, the respects in which it is not in agreement. A copy of Marcum’s letter, dated January 22, 2019, is filed as Exhibit 9.1 to this Current Report on Form 1-U.

(b)	Appointment of Independent Accounting Firm

On January 18, 2019, the Executive CEO approved and engaged SM as the Company’s new independent accounting firm. During the fiscal years, During the fiscal years ended April 30, 2016, April 30, 2017 and April 30, 2018 and through the subsequent date of engaging SM, neither the Company nor anyone acting on its behalf has consults with SM regarding (I) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Marcum concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (iii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

Item 9	Other Events

9.1          Marcum Letter to SEC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Alzamend Neuro Inc.

By: /s/ Stephan Jackman, CEO

(Signature and Title)

Date: January 22, 2019